Exhibit 99.1

Foresight Receives Order from Leading Multi-Billion Dollar Global Chinese Technology Company

The technology company purchased two QuadSight® prototype systems for its automotive solutions business unit

Ness Ziona, Israel – July 27, 2020 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), an innovator in automotive vision systems, announced today the sale of two prototypes of its QuadSight® four-camera vision system to the automotive solutions business unit of a multi-billion dollar Chinese technology company.

Foresight’s advanced technology may allow the automotive solutions business unit to improve its offering for autonomous cars and safety solutions, ranging from advanced driver assistance systems (ADAS) to fully autonomous vehicles, and may lead to future co-development projects.

“Information and technology companies want to help vehicle manufacturers produce better cars. Our unique obstacle detection capabilities enable safe uninterrupted driving, regardless of the environmental and weather conditions,” said Haim Siboni, CEO of Foresight. “We believe that successful evaluation of the prototype systems may lead to future activities with the leading global technology company, allowing us to expand our presence in the Chinese market and pursue new opportunities.”

As semi- and fully-autonomous vehicles transition from labs to roads, vehicle manufacturers and an increasing number of technology companies seek to make the roads a safer place for driverless cars by gathering data on the roads people use and how they drive. The QuadSight vision system provides highly accurate vision sensors that detect any obstacle and enable safe driving at all times in challenging weather.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), founded in 2015, is a technology company engaged in the design, development and commercialization of sensors systems for the automotive industry. Through the company’s wholly owned subsidiaries, Foresight Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” cellular-based applications. Foresight’s vision sensor is a four-camera system based on 3D video analysis, advanced algorithms for image processing, and sensor fusion. Eye-Net Mobile’s cellular-based application is a V2X (vehicle-to-everything) accident prevention solution based on real-time spatial analysis of clients’ movement.

The company’s systems are designed to improve driving safety by enabling highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. Foresight is targeting the Advanced Driver Assistance Systems (ADAS), the semi-autonomous and autonomous vehicle markets and predicts that its systems will revolutionize automotive safety by providing an automotive-grade, cost-effective platform and advanced technology.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses that Foresight’s advanced technology may allow the smart mobility solutions business unit to improve its offering for autonomous cars and safety solutions, ranging from ADAS to fully autonomous vehicles, and may lead to future co-development projects, and its belief that a successful evaluation of the prototype systems may lead to future activities with the leading global technology company, allowing Foresight to expand its presence in the Chinese market and open new opportunities. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in Foresight's annual report on Form 20-F filed with the Securities and Exchange Commission ("SEC") on March 31, 2020, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654